Delisting Determination,The Nasdaq Stock Market, LLC,
June 3, 2011, GlobalOptions Group, Inc. The Nasdaq Stock Market, Inc. (the Exchange) has determined to remove from listing the common stock of GlobalOptions Group, Inc.
(the Company), effective at the opening of the trading session on June 13, 2011. Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange because it was a public shell, which raised public interst concerns pursuant to Listing Rule 5100.
The Company was notified of the Staffs determination on January 18, 2011. The Company appealed the determination to a Hearing Panel. Upon review of the information provided by the Company, the Panel issed a final delisting determination and notified the Company that trading in the Companys securities would be suspended on March 2, 2011.
The Company did not request a review of the Panels decision by the Nasdaq Listing and Hearing Review Council. The
Listing Council did not call the matter for review.
The Panels Determination to delist the Company became final on April 14, 2011.